TSX/NYSE/PSE: MFC        SEHK: 945

C$ unless otherwise stated

For Immediate Release

December 6, 2016

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 5

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taken into account all election notices received by the December 5, 2016 deadline for conversion of its currently outstanding 8,000,000 Non-cumulative Rate Reset Class 1 Shares Series 5 (the “Series 5 Preferred Shares”) (TSX: MFC.PR.G) into Non-cumulative Floating Rate Class 1 Shares Series 6 of Manulife (the “Series 6 Preferred Shares”), the holders of Series 5 Preferred Shares are not entitled to convert their Series 5 Preferred Shares into Series 6 Preferred Shares. There were 818,716 Series 5 Preferred Shares elected for conversion, which is less than the minimum one million shares required to give effect to conversions into Series 6 Preferred Shares.

As announced by Manulife on November 21, 2016, after December 19, 2016, holders of Series 5 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on December 20, 2016, and ending on December 19, 2021, will be 3.89100% per annum or $0.243188 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at November 21, 2016, plus 2.90%, as determined in accordance with the terms of the Series 5 Preferred Shares.

Subject to certain conditions described in the prospectus supplement dated November 29, 2011 relating to the issuance of the Series 5 Preferred Shares, Manulife may redeem the Series 5 Preferred Shares, in whole or in part, on December 19, 2021 and on December 19 every five years thereafter.

The Series 5 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions. We operate as John Hancock in the United States, and Manulife elsewhere. We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions. At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers. At the end of September 2016, we had $966 billion (US$736 billion) in assets under management and administration, and in the previous 12 months we made more than $24.4 billion in benefits, interest and other payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong. Follow Manulife on Twitter @ManulifeNews or visit manulife.com or johnhancock.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com